Exhibit 99.2

OI S.A. – IN JUDICIAL REORGANIZATION

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

Opinion of the Fiscal Council

The Fiscal Council Board of Oi S.A. - In Judicial Reorganization examined the individual and consolidated Financial Statements of the Company that comprise the balance sheet at December 31, 2020 and the respective statements of income. Based on the documents examined, clarifications provided by representatives of the Company and BDO RCS Auditores Independentes and based on the issuance of the External Audit Report, the members of the Fiscal Council, undersigned, concluded, unanimously, that the aforementioned Financial Statements are in conditions to be submitted to the appreciation and approval by the General Shareholders' Meeting, having the Fiscal Council member Raphael Manhães Martins, after presenting questions that were answered and justified by the Company, subject to the exception to note 27 of the Explanatory Notes, under the terms of the Vote Manifestation that is part of the minutes of the Oi´s Fiscal Council Meeting held on March 28, 2021 as Exhibit II.

Rio de Janeiro, March 29, 2021.

Pedro Wagner Pereira Coelho (Chairman of the Fiscal Council)	Alvaro Bandeira
Daniela Maluf Pfeiffer	Raphael Manhães Martins